UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 27, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 27, 2021

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

27 August 2021

Barclays PLC

Acquisition of $3.8 billion Gap credit card portfolio

Pursuant to the requirements of the UK Listing Rules, Barclays PLC ("Barclays") announces that Barclays Bank Delaware has entered into an agreement with Synchrony Bank to acquire a portfolio of U.S. co-branded and private label credit card accounts and receivables issued in partnership with The Gap, Inc. ("Gap"). The total portfolio consisted of approximately $3.8 billion of average receivables as at June 2021, with completion of the acquisition expected in Q2 2022. The acquisition follows the April 2021 agreement between Gap and Barclays Bank Delaware under which Barclays Bank Delaware will issue co-branded and private label credit cards in the U.S. to Gap customers beginning in Q2 2022.

Under the terms of the agreement with Synchrony Bank, as at June 2021 consideration for the portfolio would have been approximately $3.9 billion. The exact size of the portfolio and consideration payable will depend on movements in the portfolio up to completion. The acquisition, which is being financed from Barclays' existing resources, is estimated to reduce Barclays' CET1 ratio by approximately 20bps (based on Barclays' CET1 ratio as at 30 June 2021) upon completion in Q2 2022.(1)

(1) As a portfolio acquisition, the profits attributable to the portfolio under Synchrony Bank's ownership and contractual arrangements with Gap have not been provided to Barclays.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey (U.K.)
+44 (0) 20 7773 2136	+44 (0)755 221 4868
Matthew Fields (U.S.)
+1 302 255 7807

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in Barclays PLC's filings with the US Securities Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2020 and Interim Results Announcement for the six months ended 30 June 2021 filed on Form 6-K, which are available on the SEC's website at www.sec.gov).